May 8, 2012

VIA EDGAR

Maryse Mills-Apenteng

Special Counsel Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F St., N.E.

Washington, D.C. 20549

Re:	NetScout Systems, Inc. Form 10-K for the Fiscal Year Ended March 31, 2011 Filed May 27, 2011 File No. 000-26251

Ladies and Gentlemen:

On behalf of NetScout Systems, Inc. (“NetScout”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 4, 2012, with respect to NetScout’s response letter dated April 6, 2012, in response to the Staff’s comment letter dated March 27, 2012 with respect to NetScout’s response letter dated February 16, 2012, in response to the Staff’s initial comment letter dated February 3, 2012 with respect to the filing referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated and italicized into this response letter.

Form 10-K for the Fiscal Year Ended March 31, 2011

Part III (Incorporated By Reference from Schedule 14A Filed on July 26, 2011)

Compensation and Other Information Concerning Directors and Executive Officers, page 36

1.	We have reviewed your response to prior comment 1. Please confirm that your Form 10-K for the fiscal year ended March 31, 2012, or the 2012 annual meeting proxy statement if Part III information will be incorporated by reference, will provide a summary compensation table and a director compensation table that include corrected compensation information for the fiscal year ended March, 31 2011. Include in your future filings, as applicable, an explanation of any discrepancies between compensation information as reported in the your 2011 proxy statement and the corrected information for the same year as reported in future filings. Additionally, please confirm that you will include in future filings, as applicable, clarifying disclosure describing your incentive-based compensation and equity awards that is consistent with your responses to prior comments 4 through 6 of your response letter dated February 16, 2012.

NetScout’s Response:

In response to your letter we confirm that:

1.	Our 2012 annual meeting proxy statement incorporated by reference into Part III of form 10-K will provide a summary compensation table and a director compensation table that include corrected compensation information for the fiscal year ended March, 31 2011. We will also include in our future filings, as applicable, an explanation of any discrepancies between compensation information as reported in the 2011 proxy statement and the corrected information for the same year as reported in future filings.

2.	We confirm that we will include in future filings, as applicable, clarifying disclosure describing our incentive-based compensation and equity awards that is consistent with our responses to prior comments 4 through 6 of our response letter dated February 16, 2012.

* * * * * * *

In addition, NetScout acknowledges:

NetScout is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

NetScout may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (978) 614-4195 if you have any questions or would like any additional information.

Sincerely,

/s/ Jean M. Bua

Jean M. Bua

Chief Financial Officer, NetScout Systems, Inc.

cc:

Anil K. Singhal, President and Chief Executive Officer, NetScout Systems, Inc.

Jeff Levinson, Vice President, General Counsel and Secretary, NetScout Systems, Inc.

Miguel J. Vega, Cooley LLP

Alicemarie Hand, PricewaterhouseCoopers, LLP